# Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

28 October 2003

03037247

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Andrew M Knox
Chief Financial Officer

Enc.

dlg 11/10

SEC MAIL PROCESSING
RECEIVED
NOV 06 2003
WASH. D.C. 155 SECTION

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

# RELEASE

## Mangga -1 Drilling Report

Cue announces that the Mangga -1 well has been plugged and abandoned and the rig released. The rig is moving to undertake seafloor boring at the Oyong platform location.

The well encountered a 12 metre gas zone in good quality reservoir rock at the top of the Mundu Formation objective.

After reaching a depth of 1633 metres unsuccessful attempts were made to evaluate several hydrocarbon shows beneath the top Mundu gas column.

Elpaso then elected to conduct further evaluation of the well on a sole risk basis. Cue and Santos Limited declined to join the sole risk.

Following obtaining pressure data and samples using a drill pipe conveyed tool and confirming the top Mundu gas zone, the well was deepened to 1663 metres. A production test of the zone from 1560 metres to 1663 metres recovered 33° API oil at a small non commercial rate.

Cue's decision to not join the sole risk has resulted in substantial cost savings to the company.

Participants in the Sampang PSC are :

| | |
|---|---|
| Cue Sampang Pty Ltd | 15% |
| Santos (Sampang) Pty Ltd | 45% (Operator) |
| Coastal Indonesia Sampang Ltd (El Paso) | 40% |

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

28 October 2003